PRO MUSIC RIGHTS

Music Licensing, Inc.

November 13, 2023

Dear Members of the Board, Shareholders, and Investors,

I hope this message finds you all well. I wanted to personally update you on a strategic decision that I believe is in the best interest of Music Licensing, Inc.

After careful consideration and in line with our commitment to sound financial management, I have decided to implement a temporary moratorium on any new issuances of common stock. This decision is aimed at protecting the interests of our valued shareholders, maintaining financial prudence, and reinforcing the overall financial health of our organization.

Effective immediately and extending until January 1, 2024, this moratorium means that Music Licensing, Inc. will not be involved in any activities related to the issuance of new common stock during this period. This step is taken with the intention of preserving shareholder value and ensuring that any future stock issuances are approached with due diligence.

We understand the importance of clear and open communication with our stakeholders. Throughout this period, we will keep you informed with regular updates on our financial position, market conditions, and any significant developments. If circumstances require adjustments to this moratorium, we will communicate these changes promptly and transparently.

Your continued support is crucial to our success, and I want to express my gratitude for the trust you have placed in me and in Music Licensing, Inc.

Sincerely,

Jake P. Noch

Chief Executive Officer &
Chairman of the Board
Music Licensing, Inc.